November 16, 2009
VIA EDGAR AND OVERNIGHT COURIER
Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	GeoVax Labs, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No.: 000-52091
Dear Mr. Rosenberg,
          This letter is in response to your letter dated November 3, 2009, which GeoVax Labs, Inc. (the “Company”) received by fax on November 3, 2009. Our responses to each of your comments are set forth below.
Report of Independent Registered Public Accounting Firm on Financial Statements, page F-2
4.	Please amend your filing to include a report of Tripp, Chafin & Causey, LLC, which references the standards of the Public Company Accounting Oversight Board (United States). Refer to paragraph 3 of PCAOB Auditing Standard 1.
Response:
Per our counsel’s discussion with Staci Shannon, Staff Accountant, on November 10, 2009, we hereby confirm that we will include a report of Tripp, Chafin & Causey, LLC, which references the standards of the Public Company Accounting Oversight Board (United States), in our future filings on Form 10-K which include their report.
In making the above responses to your comments, the Company acknowledges that:
(1)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States
          Please do not hesitate to contact the undersigned with any additional comments you may have. Additional correspondence may be faxed to 404-712-9357.

Very truly yours, GEOVAX LABS, INC.
By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer